EXHIBIT 99.1

DeFi Technologies Inc. Announces Q3 2025 Financial Results: Revenues of $22.5 million, Operating Income of $9 million, and CEO Transition

•	Revenues and Operating Income: For the three months ended September 30, 2025, DeFi Technologies reported revenue of $22.5 million for the quarter. Operating Income was $9 million, reflecting strong profitability from core operations. These results underscore the Company's robust operational performance and sustained revenue growth.
•	Substantial Growth in AUM: Valour's asset-management business reported approximately $989.1 million in AUM as of September 30, 2025, up from $772.9 million as of June 30, 2025, reflecting accelerating investor demand and growth of digital asset prices.
•	Continued Inflows: Valour achieved net inflows into its ETP products every month during the period, totaling $38.8 million for the quarter and year-to-date inflows to $116.2 million as of September 30, 2025.
•	2025 Revenue Guidance: The Company is revising its previously announced 2025 revenue guidance from $218.6 million to $116.6 million. This adjustment reflects a delay in executing DeFi Alpha arbitrage opportunities as a result of the proliferation of digital asset treasury companies and the consolidation of digital asset prices in the latter half of 2025, which has temporarily reduced arbitrage activity and compressed available trading spreads. With a strong balance sheet, bolstered by the recent $100 million equity financing, the Company is well positioned to compete for future high-margin arbitrage opportunities as market conditions evolve.
•	CEO Transition: Valour and DeFi Technologies Co-Founder Johan Wattenström will assume the role of CEO and Executive Chairman of DeFi Technologies, while Olivier Roussy Newton will remain as a Strategic Advisor.

TORONTO, Nov. 14, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), announces its financial performance for the three months ended September 30, 2025. All dollar amounts referred to in this press release are in U.S. Dollars unless otherwise stated.

Financial Highlights

•	Revenue: Revenues of $22.5 million for the three months ended September 30, 2025, compared to $28.1 million in the three months ended September 30, 2024. While revenues from staking and lending income, trading commissions and management fees all increased due to higher AUM, total revenues decreased due to lower revenues from realized and net change in unrealized gains (losses) on digital assets and ETPs. These revenues fluctuate with market conditions, in particular, the fluctuation of digital asset prices. Revenues for the nine months ended September 30, 2025, were $80 million compared to $51.3 million in the comparative nine months ended September 30, 2024, reflecting increased profitability from the growth in AUM on a year-to-date basis.
•	Operating Income: Operating Income of $9 million in Q3 2025, down from $14.4 million in Q3 2024 due to revenues decreasing by $5.6 million from the comparative quarter. Operating income for the nine months ended September 30, 2025, was $39.4 million compared to an operating loss of $1.6 million in the nine months ended September 30, 2024, reflecting improved profitability given our AUM growth.
•	Valour Staking/Lending & Management Fees: In Q3 2025, Valour Inc. and Valour Digital Securities Limited (together, "Valour") generated staking and lending income of $7.4 million and management fees of $2.8 million, both improving from the $6.5 million and $1.5 million in Q3 2024 due to higher AUM.
•	Stillman Digital: For the three months ended September 30, 2025, Stillman Digital generated trading commissions of $2.2 million in revenue. Stillman was acquired in Q4 2024 and thus was not owned in the comparative quarter in 2024.
•	Reflexivity Research: For the three months ended September 30, 2025, Reflexivity Research generated research revenues of $109,500 down from $468,000 in the three months ended September 30, 2024. Management is focused on reinvigorating this business unit while its research product continues to support Valour's ETP business growth.
•	Venture Portfolio: The Company's eight private venture investments had a fair value of $44 million as of September 30, 2025.
•	Advisory Revenue: For the three months ended September 30, 2025, the new DeFi Advisory business generated revenues of $192,407 from two clients. This is a new business line started by the Company during the third quarter.
•	Share Buybacks: The Company repurchased 935,900 shares for a total of $2,444,880 (approximately $2.61 per share). The Company will continue to repurchase shares in the open market opportunistically.

Cash and Treasury Position

•	Cash Balance: As of September 30, 2025, DeFi Technologies' consolidated cash balance stood at $119.5 million.
•	Treasury Holdings: As of September 30, 2025, the Company's holdings included a mix of digital asset tokens, totaling approximately $46.2 million.

Total value of cash and digital asset treasury: $165.7 million as of September 30, 2025. The Company regularly monitors its cash and digital asset reserves on a consolidated basis, and as part of this review, it has allocated a portion of its digital asset treasury reserve for the purposes of hedging the market risk of its ETPs. This approach reflects both prudent treasury management and a disciplined use of capital - strengthening the balance sheet while directly supporting the performance and resilience of the Company's ETP platform. By holding a diversified mix of cash and digital assets, DeFi Technologies can better manage volatility, protect against adverse market conditions, and capitalize on market opportunities as they arise.

Comment from the CEO, Olivier Roussy Newton:

"Q3 2025 was another milestone quarter for DeFi Technologies and a testament to the strength and scalability of our platform. We delivered revenues of $22.5 million and operating income of $9 million, marking another profitable quarter. With average AUM exceeding $900 million per month in the third quarter, the highest quarterly average in history, and net inflows every month year-to-date, we continue to demonstrate the power of our integrated asset management and trading ecosystem.

Beyond the numbers, this quarter reinforced our position as a true institutional bridge between traditional finance and decentralized markets. Valour's product expansion and consistent inflows, Stillman's growing institutional footprint, and our disciplined capital allocation all speak to a company operating at scale. From a business perspective, DeFi Technologies has never been stronger - financially, operationally, and strategically. Our $165.7 million balance sheet gives us the flexibility to launch new structured products and funds, accelerate the rollout of SovFi and other hybridized DeFi-TradFi products, and pursue strategic investments and potential M&A that enhance long-term shareholder value.

I'm immensely proud of what our team has built. Over the past three years, we've scaled Valour's ETP platform, executed targeted acquisitions, institutionalized our operations, and delivered record financial results. With Johan Wattenström stepping in as CEO and Executive Chairman, I'm confident DeFi Technologies is entering its next phase of growth stronger than ever. My focus now turns to advancing post-quantum solutions at BTQ Technologies, which is critical for the survival of the digital asset space while continuing as a cornerstone shareholder, partner, and advisor to ensure continuity of vision and execution as DeFi Technologies builds the future of digital finance."

Comment from Incoming CEO, Johan Wattenstrom:

"Olivier and I have built this company together from the ground up. I'm grateful for his leadership and friendship, and I look forward to leading DeFi Technologies into its next phase of growth. We will continue to scale our ETP platform globally, expand our trading operations both internally and through Stillman Digital, and continue to bridge traditional capital markets with the digital asset ecosystem."

Outlook for 2025

The outlook of the Company and for each business segment that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company's control. Please see "Cautionary note regarding forward-looking information" and "Financial Outlook Assumptions" below for more information.

DeFi Technologies Outlook for 2025

As of September 30, 2025, Valour's ETP business reported US$989.1 million in AUM. This growth has been supported by favorable market conditions, the launch of new ETPs, and strategic corporate initiatives, including Defi Alpha, that have boosted both trading activity and overall financial performance.

Revenue from staking and lending, management fees, and mark-to-market changes in digital assets and ETP payables has remained closely correlated with both the level of capital inflow into Valour's products and the performance of the underlying digital assets, which continued to appreciate into the latter half of 2025. Additionally, Valour continues to seek and optimize revenue-generating opportunities of its digital asset holdings. Based on current performance, digital asset price levels and market trends, the Company's annualized revenue for 2025 is forecasted at approximately $116.6 million. The reduction of the Company's annualized revenue forecast for 2025 from $218.6 million is primarily due to a delay in executing DeFi Alpha arbitrage opportunities previously forecasted due to the proliferation of digital asset treasury companies and the consolidation in digital asset price movement in the latter half of 2025. The Company believes that with its strong balance sheet, bolstered by the recent $100 million equity financing, it stands ready to effectively compete for future profitable arbitrage opportunities. Continued growth in AUM, combined with opportunistic DeFi Alpha trade revenue, may lead to proportional increases in revenue going forward. The Company will provide 2026 revenue guidance when it files its 2025 annual results.

Valour Asset Management

In Q3 2025, Valour continued to advance its global growth strategy, reinforcing its leadership in the regulated digital asset ETP space. Valour has now met its forecast of 100 ETPs listed across European and UK exchanges. Valour continues to develop a strong pipeline of digital assets ETPs, including leveraged and warrant ETPs, alongside innovative single-asset and thematic baskets - broadening product diversity and meeting the growing demand for secure, regulated digital asset exposure.

Beyond Europe, Valour is executing a deliberate expansion into high-growth regions, including Africa, Asia, the Middle East, and other emerging markets.

Strategic Considerations for Growth

Valour's expansion strategy integrates cross-listings, market-making, FX considerations, localized marketing, and partnerships with regional institutional players. This approach is designed to address the complexities of entering new jurisdictions, from navigating diverse regulatory frameworks to ensuring liquidity and cultural alignment. In markets where digital asset regulation remains nascent, Valour is positioning itself as a trailblazer, shaping market standards while building brand trust.

The Company expects additional listings to come online in the months ahead, supported by a robust pipeline extending into 2026. Strategic locations yet to be announced will further advance Valour's mission to bridge traditional securities with the digital asset ecosystem.

Strong Investor Demand

Valour's ETP business has seen tremendous growth over the past three years. In 2024, total inflows reached US$124.4 million, more than doubling 2023's US$49.5 million and tripling 2022's US$38.4 million. This momentum has carried into 2025, with inflows reaching US$116.2 million as of September 2025. The sustained growth highlights Valour's strengthened market position and its ability to capture significant capital flows in the current digital asset environment.

Stillman Digital

Stillman Digital has delivered strong performance since joining the DeFi Technologies portfolio, generating $6.1M  in revenue for the nine months ended September 30, 2025, and forecast to close 2025 with approximately $8.6 M in revenue on strong trading volumes with margins in the 25-50% range. Stillman's business is robust across the crypto price cycle.

Stillman Digital's strategic priorities include a continued focus on expanding business development efforts, enhancing global reach, and deepening capabilities in key areas such as foreign exchange and stablecoin services.

Stillman is also focused on building out its distribution infrastructure through initiatives like Finery, Hidden Road Partners, and the Circle Alliance Program. Importantly, the Company is experiencing consistent growth in trading volume and its number of active customers, reflecting increasing market demand and engagement.

Strategic Focus:

•	Business Development: A primary focus for Stillman Digital continues to be the expansion of its business development team to accelerate the acquisition of new institutional clients. The company is also intensifying efforts to penetrate international markets, particularly in Latin America and Europe.
•	Product and Market Expansion: Stillman Digital plans to enhance its product offerings, particularly in FX and stablecoin services. These offerings will help hedge against altcoin volatility and further diversify its revenue streams.
•	Strategic Partnerships: Continuing to expand global banking relationships is a key priority for Stillman Digital, with ongoing efforts to partner with new aggregators and ECNs. Additionally, deepening existing partnerships with institutions like Bank Frick, Talos, and Fireblocks will broaden client access and facilitate more seamless fiat transactions.
•	Team Growth: Recent hires, including new backend developers and a Head of Trading with a background in astrophysics and quantitative trading, are expected to drive innovation and improve trading strategies. These additions will allow Stillman Digital to continue outperforming market benchmarks with new principal trading strategies.

Looking ahead, Stillman Digital is well-positioned to accelerate its growth into 2026, leveraging DeFi Technologies' support and strategic resources to unlock new opportunities and continue expanding its global footprint.

DeFi Alpha

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. In May 2025, DeFi Alpha made one locked token trade with a $23.8 million discount, which will be realized over 3 years if the SUI price is $3.51 per token or higher at maturity.  A second locked token trade was executed in November 2025 with a $3.2 million discount that will be realized over 3 years if the SOL price is $167 per token or higher at maturity.

This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury. With the proliferation of digital asset treasury companies in the latter half of 2025, the Company experienced delays in its pipeline of arbitrage opportunities and compressed arbitrage profits. However, given the volatility in the digital asset market, the Company believes that with its strong balance sheet, bolstered by the recent $100 million equity financing, it stands ready to effectively compete for future profitable arbitrage opportunities.

The DeFi Alpha strategy has proven to be a pivotal driver of DeFi Technologies' financial resilience, enhancing the Company's position in an ever-evolving digital asset landscape. Through its arbitrage-focused approach, DeFi Alpha has strengthened the Company's financial foundation, enabling debt repayment while supporting the deployment of a robust digital asset treasury strategy. This strategic model has proven effective in mitigating risks while maximizing returns, even in the face of market volatility.

Strategic Focus and Competitive Edge: DeFi Alpha was designed to capitalize on the Company's balance sheet through both systematic and opportunistic trading strategies. The approach uniquely positions DeFi Alpha to take advantage of market opportunities while leveraging its balance sheet advantages. Many of the trades pursued are exclusive, backed by strong partnerships and significant holdings tied to ETPs, making these opportunities largely inaccessible to other firms. This exclusivity, combined with efficient execution in low-competition areas, is what gives DeFi Alpha its strategic edge in the market.

Reflexivity Research
Reflexivity Research is working on expanding distribution, reducing operating costs, enhancing its product offering, and developing new revenue channels to drive growth.

Expanded Distribution Channels
Reflexivity secured new content and research distribution agreements with Beluga and Blockwire, significantly broadening reach into retail and institutional investor segments.

Updated Product Packages and Pricing
The Company completed a full refresh of its research packages and pricing, aligning the offering with market demand and competitive benchmarks while improving scalability for different client tiers.

New Revenue Channels in Development
Reflexivity is diversifying beyond its core subscription model with new monetization avenues, including event sponsorships, newsletter sponsorships, and the upcoming launch of Macro Monday - a weekly newsletter providing macroeconomic insights tailored for digital asset market participants.

Revamped Outbound Sales Process
The sales process has been upgraded with AI-assisted automation, refined outbound processes, improved sales collateral, and integration of the Blockwire partnership to amplify outreach efficiency and conversion rates.

Looking ahead, Reflexivity plans to build on these initiatives by finalizing the brand refresh, launching the new sponsorship products, and continuing to expand its institutional footprint through strategic partnerships and targeted outbound campaigns.   In the meantime, Reflexivity's research product continues to support the growth of Valour's ETP business.

DeFi Advisory

DeFi Advisory is positioning itself as a full-stack partner for corporate digital asset treasury programs. Since launching the division, we have secured mandates with two clients and built a strong pipeline of prospective engagements. Leveraging the capabilities of subsidiaries such as Stillman Digital, Neuronomics, and Reflexivity Research, alongside our deep expertise in digital assets and public markets, DeFi Advisory is well positioned to expand its client base and provide tailored strategies for public companies integrating digital assets into their treasuries.

CEO Transition

The Company is also announcing that Olivier Roussy Newton has resigned as Chief Executive Officer and Executive Chairman of the Board. The Company's Board of Directors has appointed Johan Wattenström, Co-Founder of Valour and DeFi Technologies, as Chief Executive Officer and Executive Chairman, effective upon Mr. Roussy Newton's departure.

Following the transition, Mr. Roussy Newton will remain a cornerstone shareholder, partner, and advisor to the Company, ensuring continuity of vision and execution as DeFi Technologies enters its next stage of expansion.

Earnings Conference Call

The DeFi Technologies Q3 2025 Financial Results webcast will commence at 12:00 p.m. ET, Friday, November 14, 2025.

To register for the live webcast, please visit this link: https://zoom.us/webinar/register/WN_eLmAKme0TuOb7moOXaH7qA

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact:
ir@defi.tech

Upcoming Conferences & Events

Upcoming Conferences	Dates	City
Benchmark 14th Annual Discovery One-on-One Investor Conference	December 4	NYC
Northland Growth Conference	December 16	Virtual

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; geographic expansion of the Company's core businesses; revenue generating opportunities for the Company's digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha and competitive factors; integration of Stillman Digital and Neuronomics AG and their respective plans and outlooks for 2025; fluctuation in digital asset prices; geographic expansion of the Company; investment and interest in the digital asset sector; development of the DeFi Advisory business line; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; the appointment of directors and officers of the Company; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research, Stillman Digital, Neuronomics AG and DeFi Advisory; the proliferation of digital asset treasury companies; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to  inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company's ETPs, the Company's ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company's excess liquidity and identify and execute accretive trading opportunities, external competition for arbitrage opportunitites for digital assets; the return realized by the Company on staking and lending income, the return on management fees earned by the Company, business model of Reflexivity Research, trading volumes of Stillman Digital, successful implementation of technological upgrades at Stillman Digital, successful development and aunch of products by Neuronomics AG, succesful development of the DeFi Advisory business line; consumer interest in the Valour's ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, "black swan events" in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company's ETP offerings. The Company's financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company's actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; proliferation of digital asset companies; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company's inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company's ETPs or a fall in the value of the underlying digital assets; Valour's inability to launch attractive ETPs; the Valour's inability to increase ETP sales; the Company's inability to implement our growth strategy; the Company's reliance on a small number of custodian and market participants to operate its ETP programs; decrease in the number of subscribers to Reflexivity Research; decrease in the number of trades or fees generated by Stillman Digital; the Company's ability to execute on its Defi Advisory strategyl the Company's ability to prevent and manage information security breaches or other cyber-security threats; the Company's ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour's ability to distribute ETPs in jurisdictions it is not currently operating in; the Company's ability to obtain, maintain and protect our intellectual property; the Company's ability to execute on its acquisition strategy; the Company's liquidity and capital resources; pending and threatened litigation and regulatory compliance; orderly receipt of collateral held at insolvent counterparties; changes in tax laws and their application; the Company's ability to expand its sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management's expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:05e 14-NOV-25